 Exhibit 99.7

LIVEREEL ANNOUNCES RESULTS OF ANNUAL AND SPECIAL MEETING

TORONTO, ONTARIO, November 27th, 2017 – LiveReel Media Corporation (OTCQB: LVRLF) (“LiveReel” or the “Company”) is pleased to announce the results from the Company’s annual and special meeting of the shareholders held on Wednesday, November 22, 2017 in Toronto, Canada (the “Meeting”).

Shareholders holding a total of 19,005,002 common shares of the Company were represented in person or by proxy at the Meeting, representing 80.80% of the votes attached to all outstanding common shares of the Company as at the record date. Shareholders voted in favour of all the matters submitted before the Meeting as set out in the notice of annual and special meeting of the shareholders and management information circular, both dated October 20th, 2017, including:

1.
Electing Messrs. Graham Simmonds; Henry J. Kloepper; Thomas (Taz) M. Turner, Jr.; Ashish Kapoor; Nathan Nienhuis and Eric Lowy to serve as directors of the Company until the next annual shareholder meeting of the Company;

2.
Appointing MNP LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and authorizing the board of directors to fix their remuneration;

3.
An ordinary resolution approving a new rolling stock option plan not to exceed 10% of the common shares of the Company, outstanding at the time of the granting of options;

4.
A special resolution approving the Company’s articles of incorporation be amended to change the name of the Company to “CordovaCann Corp.” or to such other name as may be approved by the board of directors, without further approval of the shareholders (the “Name Change Resolution”); and

5.
A special resolution authorizing the board of directors, in their sole and complete discretion, be authorized to effect a consolidation of all of the issued and outstanding common shares of the Company on the basis of a ratio up to five (5) pre-consolidated common shares for one (1) post-consolidated common share (the “Consolidation Resolution”).

The board of directors of the Company will update shareholders on the Name Change Resolution and the Consolidation Resolution at the appropriate time as such special resolutions do not take immediate effect.

On behalf of the board of directors of LiveReel Media Corporation,

“Graham Simmonds”

Graham Simmonds, Chairman

About LiveReel
LiveReel is Canadian-domiciled company focused on the identification and evaluation of other assets or businesses for purchase in the media, technology and consumer industries. Management is currently evaluating investment opportunities related to the processing and production verticals of the cannabis sector.

Contact:
Taz Turner
Interim CEO
T: (917) 843-2169
E: taz@cordovacann.com